UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

CRH MEDICAL CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

12626F105

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12626F105	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Financial LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

4,920,270
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

4,920,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,920,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.89%
14.	TYPE OF REPORTING PERSON

IA; OO

CUSIP No. 12626F105	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON:

Magnetar Capital Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

4,920,270
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

4,920,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,920,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.89%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 12626F105	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON:

Supernova Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

4,920,270
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

4,920,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,920,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.89%
14.	TYPE OF REPORTING PERSON

HC; OO

CUSIP No. 12626F105	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON:

Alec N. Litowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

0
	8.	SHARED VOTING POWER

4,920,270
	9.	SOLE DISPOSITIVE POWER

0
	10.	SHARED DISPOSITIVE POWER

4,920,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,920,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.89%
14.	TYPE OF REPORTING PERSON

HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Shares”), of CRH Medical Corporation, a company incorporated in British Columbia, Canada (the “Company”). The principal executive offices of the Company is Suite 619-999 Canada Place, World Trade Center, Vancouver, British Columbia, Canada V6C 3E1.

Item 2.	identity and background

(a)           The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), and (iii) Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)           The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)           Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 4,920,270 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $19,234,143 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 4,920,270 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 10-Q filed on November 11, 2020 that 71,413,084 Shares were issued and outstanding as of November 11, 2020.

(a)           As of the close of business March 4, 2021, each of the Reporting Persons may have been deemed to have beneficial ownership of 4,920,270 Shares, which consisted of (i) 1,976,371 Shares held for the benefit of PRA Master Fund, (ii) 2,409,757 Shares held for the benefit of Constellation Fund; and (iii) 534,142 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 6.89% of the Shares.

(b)           As of the close of business March 4, 2021, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 4,920,270 Shares, which consisted of (i) 1,976,371 Shares held for the benefit of PRA Master Fund, (ii) 2,409,757 Shares held for the benefit of Constellation Fund; and (iii) 534,142 Shares held for the benefit of Systematic Master Fund, and all such Shares represented beneficial ownership of approximately 6.89%

(c)           Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NYSE and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on February 8, 2021:

On February 6, 2021, CRH Medical Corporation (“CRH” or the “Company”) entered into a definitive Arrangement Agreement (the “Arrangement Agreement”) with WELL Health Technologies Corp. (“WELL Health”), WELL Health Acquisition Corp., a wholly owned subsidiary of WELL Health (the “Purchaser”), and 1286392 B.C. Ltd., a wholly owned subsidiary of WELL Health (“Finco,” and together with the Purchaser and WELL Health, the “WELL Parties”). Subject to the terms and conditions of the Arrangement Agreement, the Purchaser has agreed to acquire all of the issued and outstanding shares of CRH at a price of US$4.00 per share, by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) (“BCBCA,” and such transaction, the “Arrangement”).

The board of directors of the Company, following the unanimous recommendation of a special committee consisting solely of independent directors, unanimously determined that the Arrangement is in the best interests of the Company and fair to the Company’s shareholders, and approved the Arrangement Agreement. The board of directors also has unanimously determined to recommend to CRH security holders that they vote in favor of the Arrangement.

Consideration and Treatment of Equity Awards

Subject to the terms and conditions of the Arrangement Agreement, upon consummation of the Arrangement, CRH shareholders will be entitled to receive US$4.00 in cash in exchange for each CRH common share then held (other than common shares in respect of which such shareholder has validly exercised rights of dissent in accordance with the BCBCA).

In addition: (i) each outstanding vested option to acquire CRH common shares will be exchanged for a cash payment equal to the difference between US$4.00 and the exercise price for such option; (ii) each outstanding share unit granted under CRH’s 2017 share unit plan (as amended, the “2017 RSU Plan”) that is held by an employee, contractor or director of CRH that does not remain employed immediately after the effective time of the Arrangement and each outstanding share unit granted under CRH’s 2014 share unit plan will be exchanged for US$4.00 in cash; and (iii) each outstanding unvested option to acquire CRH common shares and each outstanding share unit granted under the 2017 RSU Plan that is held by an employee, contractor or director of CRH that remains employed immediately after the effective time of the Arrangement will be exchanged for an option to acquire Well Health common shares (a “Replacement Option”) or restricted stock unit of Well Health (a “Replacement RSU”), respectively, based on the exchange ratio summarized below, which Replacement Option or Replacement RSU will be issued under and subject to the omnibus equity plan of the Well Health approved by shareholders of Well Health on September 30, 2020 (the “WELL Health LTIP”) and will generally have the same terms and conditions with respect to vesting, expiry date and otherwise as applied to the original CRH option or the original CRH share unit, as applicable, except to provide for accelerated vesting following the change of control occasioned by the Arrangement equivalent to the accelerated vesting provided for in the CRH option plan or the 2017 RSU Plan, as applicable.

Subject to certain adjustments provided for in the Arrangement Agreement, (i) each Replacement Option will entitle the holder to acquire a number of WELL Health common shares (rounded down to the nearest whole share) equal to the number of CRH common shares subject to the original CRH option, multiplied by 0.652, and will have an exercise price per WELL Health common share equal to the exercise price per CRH common share otherwise purchasable pursuant to the original CRH option, divided by 0.652, and (ii) each Replacement RSU will entitle the holder to receive upon settlement a number of WELL Health common shares (rounded down to the nearest whole share) equal to the number of CRH common shares subject to the original CRH share unit, multiplied by 0.652.

(d)            No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 6, 2021 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2021

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
2/08/2021	2,188,164	3.93172	(3)
2/09/2021	245,574	3.86467	(4)
2/10/2021	205,686	3.86326	(5)
2/11/2021	128,578	3.85926	(6)
2/12/2021	86,699	3.85553	(7)
2/16/2021	117,100	3.86283	(8)
2/17/2021	172,942	3.85283	(9)
2/18/2021	77,456	3.85519	(10)
2/19/2021	58,666	3.88542	(11)
2/22/2021	52,155	3.90120	(12)
2/23/2021	102,800	3.88965	(13)
2/24/2021	1,000,000	3.93324	(14)
2/25/2021	73,906	3.88305	(15)
2/26/2021	70,404	3.86278	(16)
3/1/2021	105,689	3.87044	(17)
3/2/2021	116,832	3.87317	(18)
3/3/2021	36,059	3.85947	(19)
3/4/2021	81,600	3.86557	(20)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $3.93172 per share, at prices ranging from $3.90 to $3.96 per share.

(4) Reflects a weighted average purchase price of $3.86467 per share, at prices ranging from $3.80 to $3.90 per share.

(5) Reflects a weighted average purchase price of $3.86326 per share, at prices ranging from $3.85 to $3.89 per share.

(6) Reflects a weighted average purchase price of $3.85926 per share, at prices ranging from $3.82 to $3.87 per share.

(7) Reflects a weighted average purchase price of $3.85553 per share, at prices ranging from $3.84 to $3.88 per share.

(8) Reflects a weighted average purchase price of $3.86283 per share, at prices ranging from $3.84 to $3.89 per share.

(9) Reflects a weighted average purchase price of $3.85283 per share, at prices ranging from $3.84 to $3.87 per share.

(10) Reflects a weighted average purchase price of $3.85519 per share, at prices ranging from $3.85 to $3.86 per share.

(11) Reflects a weighted average purchase price of $3.88542 per share, at prices ranging from $3.84 to $3.86 per share.

(12) Reflects a weighted average purchase price of $3.90120 per share, at prices ranging from $3.87 to $3.91 per share.

(13) Reflects a weighted average purchase price of $3.88965 per share, at prices ranging from $3.86 to $3.91 per share.

(14) Reflects a weighted average purchase price of $3.93324 per share, at prices ranging from $3.87 to $3.95 per share.

(15) Reflects a weighted average purchase price of $3.88305 per share, at prices ranging from $3.88 to $3.92 per share.

(16) Reflects a weighted average purchase price of $3.86278 per share, at prices ranging from $3.85 to $3.88 per share.

(17) Reflects a weighted average purchase price of $3.87044 per share, at prices ranging from $3.86 to $3.91 per share.

(18) Reflects a weighted average purchase price of $3.87317 per share, at prices ranging from $3.86 to $3.89 per share.

(19) Reflects a weighted average purchase price of $3.85947 per share, at prices ranging from $3.85 to $3.86 per share.

(20) Reflects a weighted average purchase price of $3.86557 per share, at prices ranging from $3.85 to $3.875 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of March 6, 2021, among the Reporting Persons.